                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                (AMENDMENT NO. 3)


                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                            CAPITAL DIRECTIONS, INC.
                              (NAME OF THE ISSUER)

                            CAPITAL DIRECTIONS, INC.
                              CDI MERGER CO., INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                          COMMON STOCK, $5.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   140076 10 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

             TIMOTHY P. GAYLORD                           COPY TO:
   PRESIDENT AND CHIEF EXECUTIVE OFFICER             TIMOTHY E. KRAEPEL
          CAPITAL DIRECTIONS, INC.            HOWARD & HOWARD ATTORNEYS, P.C.
         322 SOUTH JEFFERSON STREET           39400 WOODWARD AVENUE, SUITE 101
           MASON, MICHIGAN 48854              BLOOMFIELD HILLS, MI 48304-5151
               (517) 676-0500                          (248) 723-0347
   (NAME, ADDRESS AND TELEPHONE NUMBER OF
  PERSON AUTHORIZED TO RECEIVE NOTICES AND
 COMMUNICATIONS ON BEHALF OF THE PERSON(S)
             FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]   A tender offer.

d. [ ]   None of the above.


Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:[ ]


Check the following box if the filing is a final amendment reporting the results of the transaction:[ ]

                            CALCULATION OF FILING FEE

          Transaction valuation*                      Amount of filing fee
          ----------------------                      --------------------
              $551,450                                       $44.61

* For purposes of calculating the fee only. This amount assumes the acquisition of 11,029 shares of common stock of the subject company acquired in the merger for $50.00 per share in cash (the "Total Consideration"). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0000809 of one percent of the Total Consideration.

[X]   Check the box if any part of the fee is offset as provided by Rule 0-11(a)
      (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $44.61           Filing Party: Capital Directions, Inc.
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Form or Registration No.: Preliminary Schedule 14A

                                                  Date Filed: September 17, 2003

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                  INTRODUCTION


         This Amendment No. 3 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") amends the Rule 13E-3 Transaction Statement initially filed on September 17, 2003 and Amendments Nos. 1 and 2 thereto filed on October 31, 2003 and December 4, 2003, respectively, and is being filed by Capital Directions, Inc., a Michigan corporation and registered bank holding company (the "Company") and CDI Merger Co., Inc., (a newly-formed, wholly-owned subsidiary of the Company) in connection with the proposed merger (the "Merger") of CDI Merger Co., Inc. with and into the Company, with the Company being the surviving corporation to the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger, dated effective as of June 30, 2003 (the "Merger Agreement"), between the Company and CDI Merger Co., Inc., as it may be amended from time to time.


      Upon effectiveness of the Merger, (i) each share of the Company's common stock, par value $5.00 per share (the "Common Stock"), held of record by a shareholder who owns, as of the Shareholder Meeting Date, fewer than 225 shares of Common Stock will be converted into the right to receive $50.00 in cash from the Company and (ii) each share of the Common Stock held of record by a shareholder who owns, as of the Shareholder Meeting Date, 225 or more shares of Common Stock will not be affected by the Merger and will remain outstanding.


      This Schedule 13E-3 is being filed with the Securities and Exchange Commission contemporaneously with a definitive proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"), pursuant to which the shareholders of Capital Directions, Inc. will be given notice of and asked to approve the Merger and the Merger Agreement at the Company's special shareholders' meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to
Schedule 13E-3 and included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.


ITEM 1.     SUMMARY TERM SHEET

            The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER."

ITEM 2.     SUBJECT COMPANY INFORMATION

            The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT CAPITAL DIRECTIONS AND ITS AFFILIATES--General, --Stock Repurchases by Capital Directions, Inc., --Recent Affiliate Transactions in Capital Directions Stock; --Market for Common Stock and Dividend Information; and --Dividend Policy" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Number of Shares Outstanding."

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON

            The filing persons are Capital Directions, Inc. and CDI Merger Co., Inc. The subject company is Capital Directions, Inc. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION ABOUT CAPITAL DIRECTIONS AND ITS AFFILIATES--Directors and Executive Officers of Capital Directions, Inc." and "--Voting Securities and Principal Holders Thereof."

ITEM 4.     TERMS OF THE TRANSACTION

            The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SUMMARY TERM SHEET - Overview of the Merger, INFORMATION REGARDING THE SPECIAL MEETING OF
            SHAREHOLDERS--Requirements for Shareholder Approval," "SPECIAL FACTORS--Purposes of and Reasons for the Merger Proposal, --Structure of the Merger, --Recommendation of our

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            Board of Directors; -- Financial Fairness, --Certain Consequences of
            the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders and --Material U.S. Federal Income Tax Consequences of the Merger," and " INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS -- Dissenters' Rights, Access to Corporate Files, Appraisal Services" and "INFORMATION ABOUT CAPITAL DIRECTIONS AND
            ITS AFFILIATES--Voting Securities and Principal Holders Thereof."

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

            The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT CAPITAL DIRECTIONS, INC. AND ITS AFFILIATES--Recent Affiliate Transactions in Capital Directions Stock, and -- Stock Repurchases by Capital Directions, Inc."; "SPECIAL FACTORS--Recommendation of our Board of Directors; -- Financial Fairness, -- Interests of Certain Persons in the Merger, and -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders."

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

            The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS - Purposes of and Reasons for the Merger Proposal, -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, -- Operations of the Bank following the Merger; -- Termination of Securities Exchange Act Registration; and, -- Conversion and Exchange of Stock Certificates," and "INFORMATION ABOUT CAPITAL DIRECTIONS, INC. AND ITS AFFILIATES --Directors and Executive Officers of Capital Directions, Inc., -- Market for Common Stock and -- Dividend Policy," Specific items contained in subparagraph (c)(1-10) of Item 1006 of Regulation M-A which are either inapplicable or the answer is in the negative are as follows:

            Item (c)(1) - Applicable (see above)
            Item (c)(2) - Not Applicable
            Item (c)(3) - Not Applicable
            Item (c)(4) - Not Applicable
            Item (c)(5) - Not Applicable
            Item (c)(6) - Applicable (see above)
            Item (c)(7) - Applicable (see above)
            Item (c)(8) - Applicable (see above)
            Item (c)(9) - Not Applicable
            Item (c)(10) - Not Applicable

ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

            The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -- Purposes of and Reasons for the Merger Proposal, --Background of Merger Proposal --Recommendation of our Board of Directors, -- Purposes and Reasons for CDI Merger Co. for the Merger Proposal,-- Interests of Certain Persons in the Merger, -- Pro Forma Effect of the Merger, -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, -- Operations of the Bank following the Merger, and -- Material U.S. Federal Income Tax Consequences of the Merger," and "PRO FORMA FINANCIAL STATEMENTS."

ITEM 8.     FAIRNESS OF THE TRANSACTION

            The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Recommendation of our Board of Directors, -- Financial Fairness; and - Position of CDI Merger Co. as to the Fairness of the Merger."

ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

            The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Financial Fairness, -- Determination of the Terms of the Merger"; "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER"; and Appendix B--Opinion of Independent Financial Advisor.

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ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -- Financing of the Merger; and, -- Source of Funds and Expenses."

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

            The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT CAPITAL DIRECTIONS, INC. AND ITS AFFILIATES--Voting Securities and Principal Holders Thereof, --Recent Affiliate Transactions in Capital Directions Stock and --Stock Repurchases by Capital Directions."

ITEM 12.    THE SOLICITATION OR RECOMMENDATION

            The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Recommendation of our Board of Directors, -- Financial Fairness; and - Position of CDI Merger Co. as to the Fairness of the Merger."

ITEM 13.    FINANCIAL STATEMENTS

            (a) The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from Capital Directions's Annual Report on Form 10-K for the year ended December 31, 2002 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. The information in the proxy statement referred to in "DOCUMENTS INCORPORATED BY REFERENCE" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

            Capital Directions does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

            (b) The information set forth in the proxy statement under "SELECTED HISTORICAL FINANCIAL DATA" and "PRO FORMA FINANCIAL DATA" is incorporated herein by reference.

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

            The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Solicitation of Proxies."

ITEM 15.    ADDITIONAL INFORMATION

            The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS -- Regulatory Requirements."

ITEM 16.    EXHIBITS


            1. Definitive Proxy Statement, Form of Proxy, Notice of Special Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on December 19, 2003, including Appendix A -- Agreement and Plan of Merger; and Appendix B--Opinion of Independent Financial Advisor.


            2. Valuation Report dated June 23, 2003 by Donnelly, Penman, French, Haggarty & Co.




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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  December 19, 2003              CAPITAL DIRECTIONS, INC.


                                     By:  /s/Timothy P. Gaylord
                                        ---------------------------------
                                        Timothy P. Gaylord
                                        President and Chief Executive Officer

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                                  EXHIBIT INDEX

1. Definitive Proxy Statement, Form of Proxy, Notice of Special Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on December 19, 2003, including Appendix A -- Agreement and Plan of Merger; and Appendix B--Opinion of Independent Financial Advisor.

2. Valuation Report dated June 23, 2003 by Donnelly, Penman, French, Haggarty & Co.

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